SCHEDULE A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons in the past sixty days, all of which were effected by One East Partners L.P.. All such transactions were effected in the open market through brokers and all prices per share exclude commissions. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased in multiple transactions at prices between the price ranges set forth in the table. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock purchased at each separate price.

Trade Date	Shares Purchased	Price Per Share ($)	Price Range ($)
8/24/2026	384,112	0.48	0.4768 – 0.4994
8/25/2026	322,000	0.49	0.4841 – 0.51
8/26/2026	494,000	0.5	0.476 – 0.519
8/27/2026	500,000	0.49	0.477 – 0.514
8/31/2026	71,686	0.52	0.514 – 0.5199
9/1/2026	248,000	0.52	0.506 – 0.5275